BANK OF AMERICA CORPORATION

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

April 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention:	Era Anagnosti, Acting Assistant Director, Office of Financial Services David Lin, Staff Attorney

Re:	Bank of America Corporation

Registration Statement on Form S-4 (File No. 333-224043)

Filed March 30, 2018

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bank of America Corporation (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (No. 333-224043) so that it will become effective at 10:00 a.m., New York City time, on April 24, 2018, or as soon thereafter as practicable.

There are no underwriters in connection with the Registration Statement and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

The Registrant hereby acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Julianna French of McGuireWoods LLP, counsel to the Registrant, at (704) 343-2296 or via email at jfrench@mcguirewoods.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance in this matter.

Very truly yours,

BANK OF AMERICA CORPORATION

By:	/s/ Ross E. Jeffries, Jr.
Name:	Ross E. Jeffries, Jr.
Title:	Deputy General Counsel and Corporate Secretary